Liquid Adds Knightfall™: Rivals to Mobile Game Offering

Expanding Relationship with A+E Networks

Vancouver, BC - May 01, 2019 - Liquid Media Group Ltd. (the "Company" or "Liquid") (Nasdaq: YVR)  is pleased to announce that it is expanding the scope of its relationship with A+E Networks, becoming the official operator of the free-to-play, card-collecting strategy game Knightfall™: Rivals, available on iTunes and Google Play.

Based upon the HISTORY® original drama series from A+E Studios, Knightfall™: Rivals has nearly 50,000 installs across its mobile platforms, a combined social footprint of over 300,000 followers across Facebook, Twitter and Instagram, and earns revenue through in-app purchases that advance gameplay. The game invites you to craft your own strategy and battle players in real time. With hundreds of unique cards to collect and more to follow as the second season's storyline develops, the combinations are virtually limitless.

"Knightfall is a great example of A+E's commitment to immersive world-building, bringing the history of the Knights Templar vividly to life," said Joshua Jackson, Chairman of Liquid Media. "We are excited to have Knightfall: Rivals join Ancient Aliens: The Game as the premiere clients on Liquid's studio-as-a-service platform, Open NuAge."

"This compelling drama from HISTORY demonstrates how Intellectual Property can be monetized across platforms simultaneously. Season two recently premiered on HISTORY, season one is available via streaming on Netflix and the game is available on mobile devices," said Daniel Cruz, Chief Financial Officer of Liquid. "Liquid recognizes that this value chain is important for our gaming slate, and with mobile being the fastest growing sector of the total gaming market - expected to reach 60% market share of consumer spend in 2019 - we are proud to work with A+E Networks on this latest title."

Last week's premiere (ep.204) was #6 in dramas, and #10 in all scripted cable TV (L+3). Season two of "Knightfall" airs Mondays at 10pm on HISTORY.

About Liquid Media Group Ltd.

Liquid is an entertainment company with a strong portfolio of content IP across creative industries, from video games to film and digital streaming services. Liquid is building the leading community for creative professionals, empowering storytellers to develop, produce, and distribute across channels and platforms.

www.LiquidMediaGroup.co.

About A+E Networks Digital Media Group

The A+E Networks® Digital Media group is constantly moving the industry forward with initiatives on every platform such as first-to-market TV Everywhere apps, popular social and mobile games, award-winning apps featuring custom content, and seamless social media integrations. As the only ad-supported non-sports network with TV Everywhere mobile apps on iOS, Android and Windows Phone and over-the-top-apps on Roku, Xbox 360, Apple TV and Amazon Fire, the A+E Networks has hit over 50 million Watch Apps downloads to-date. Web site traffic averages more than 30 million unique visitors per month and the A+E Networks products have been recognized with multiple Webby Awards and an induction into the Apple iPad Hall of Fame.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements relating to the Company's use of proceeds from the Offering. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.